Exhibit 99.1

PDD Holdings Announces Third Quarter 2024 Unaudited Financial Results

DUBLIN and SHANGHAI, November 21, 2024 (GLOBE NEWSWIRE) – PDD Holdings Inc. (“PDD Holdings” or the “Company”) (NASDAQ: PDD), today announced its unaudited financial results for the third quarter ended September 30, 2024.

Third Quarter 2024 Highlights

●	Total revenues in the quarter were RMB99,354.4 million (US$[1]14,157.9 million), an increase of 44% from RMB68,840.4 million in the same quarter of 2023.

●	Operating profit in the quarter was RMB24,292.5 million (US$3,461.6 million), an increase of 46% from RMB16,656.0 million in the same quarter of 2023. Non-GAAP[2] operating profit in the quarter was RMB26,770.5 million (US$3,814.8 million), an increase of 48% from RMB18,125.8 million in the same quarter of 2023.

●	Net income attributable to ordinary shareholders in the quarter was RMB24,980.7 million (US$3,559.7 million), an increase of 61% from RMB15,537.1 million in the same quarter of 2023. Non-GAAP net income attributable to ordinary shareholders in the quarter was RMB27,458.7 million (US$3,912.8 million), an increase of 61% from RMB17,027.1 million in the same quarter of 2023.

“Over the past quarter, our focus remained on driving the high-quality development of the platforms,” said Mr. Lei Chen, Chairman and Co-Chief Executive Officer of PDD Holdings. “We are committed to investing consistently and patiently in our platform ecosystem to deliver impactful results over the long run.”

“In the third quarter, we stepped up the investments in our platform ecosystem through merchant support policies and trust and safety updates,” said Mr. Jiazhen Zhao, Executive Director and Co-Chief Executive Officer of PDD Holdings. “High-quality merchants are encouraged to further strengthen their product and service offerings, thereby fostering a virtuous cycle.”

“Our topline growth further moderated quarter-on-quarter amid intensified competition and ongoing external challenges,” said Ms. Jun Liu, VP of Finance of PDD Holdings. “In our pursuit of high-quality development, we will continue to invest resolutely in building a healthy and sustainable ecosystem, which will be reflected in our results.”

1 This announcement contains translations of certain Renminbi (“RMB”) amounts into U.S. dollars (“US$”) at a specified rate solely for the convenience of the reader. Unless otherwise noted, the translation of RMB into US$ has been made at RMB7.0176 to US$1.00, the noon buying rate in effect on September 30, 2024 as set forth in the H.10 Statistical Release of the Federal Reserve Board.

2 The Company’s non-GAAP financial measures exclude share-based compensation expenses, fair value change of certain investments, and interest expenses related to the convertible bonds’ amortization to face value. See “Reconciliation of Non-GAAP Measures to the Most Directly Comparable GAAP Measures” set forth at the end of this press release.

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Third Quarter 2024 Unaudited Financial Results

Total revenues were RMB99,354.4 million (US$14,157.9 million), an increase of 44% from RMB68,840.4 million in the same quarter of 2023. The increase was primarily due to the increase in revenues from online marketing services and transaction services.

●	Revenues from online marketing services and others were RMB49,351.0 million (US$7,032.5 million), an increase of 24% from RMB39,687.7 million in the same quarter of 2023.

●	Revenues from transaction services were RMB50,003.4 million (US$7,125.4 million), an increase of 72% from RMB29,152.7 million in the same quarter of 2023.

Total costs of revenues were RMB39,709.2 million (US$5,658.5 million), an increase of 48% from RMB26,830.2 million in the same quarter of 2023. The increase mainly came from the increased fulfilment fees and payment processing fees.

Total operating expenses were RMB35,352.7 million (US$5,037.7 million), an increase of 39% from RMB25,354.1 million in the same quarter of 2023. The increase was primarily due to the increase in sales and marketing expenses.

●	Sales and marketing expenses were RMB30,483.8 million (US$4,343.9 million), an increase of 40% from RMB21,748.5 million in the same quarter of 2023, mainly due to the increased spending in promotion and advertising activities.

●	General and administrative expenses were RMB1,805.6 million (US$257.3 million), an increase of 138% from RMB758.3 million in the same quarter of 2023, primarily due to the increase in staff related costs.

●	Research and development expenses were RMB3,063.4 million (US$436.5 million), compared with RMB2,847.3 million in the same quarter of 2023.

2

Operating profit in the quarter was RMB24,292.5 million (US$3,461.6 million), an increase of 46% from RMB16,656.0 million in the same quarter of 2023. Non-GAAP operating profit in the quarter was RMB26,770.5 million (US$3,814.8 million), an increase of 48% from RMB18,125.8 million in the same quarter of 2023.

Net income attributable to ordinary shareholders in the quarter was RMB24,980.7 million (US$3,559.7 million), an increase of 61% from RMB15,537.1 million in the same quarter of 2023. Non-GAAP net income attributable to ordinary shareholders in the quarter was RMB27,458.7 million (US$3,912.8 million), an increase of 61% from RMB17,027.1 million in the same quarter of 2023.

Basic earnings per ADS was RMB18.02 (US$2.57) and diluted earnings per ADS was RMB16.91 (US$2.41), compared with basic earnings per ADS of RMB11.38 and diluted earnings per ADS of RMB10.60 in the same quarter of 2023. Non-GAAP diluted earnings per ADS was RMB18.59 (US$2.65), compared with RMB11.61 in the same quarter of 2023.

Net cash generated from operating activities was RMB27,522.3 million (US$3,921.9 million), compared with RMB32,537.9 million in the same quarter of 2023.

Cash, cash equivalents and short-term investments were RMB308.5 billion (US$44.0 billion) as of September 30, 2024, compared with RMB217.2 billion as of December 31, 2023.

Other non-current assets were RMB74.0 billion (US$10.5 billion) as of September 30, 2024, compared with RMB48.0 billion as of December 31, 2023, which mainly included time deposits, held-to-maturity debt securities, and available-for-sale debt securities.

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Conference Call

The Company’s management will hold an earnings conference call at 7:30 AM ET on November 21, 2024 (12:30 PM IST and 8:30 PM HKT on the same day).

The conference call will be webcast live at https://investor.pddholdings.com/investor-events. The webcast will be available for replay at the same website following the conclusion of the call.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP measures, such as non-GAAP operating profit, non-GAAP net income attributable to ordinary shareholders, non-GAAP diluted earnings per ordinary share, and non-GAAP diluted earnings per ADS, as supplemental measures to review and assess operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company’s non-GAAP financial measures exclude the impact of share-based compensation expenses, fair value change of certain investments, and interest expenses related to the convertible bonds’ amortization to face value.

The Company presents these non-GAAP financial measures because they are used by management to evaluate operating performance and formulate business plans. The Company believes that the non-GAAP financial measures help identify underlying trends in its business by excluding the impact of share-based compensation expenses, fair value change of certain investments, and interest expenses related to the convertible bonds’ amortization to face value, which are non-cash charges. The Company also believes that the non-GAAP financial measures may provide further information about the Company’s results of operations, and enhance the overall understanding of the Company’s past performance and future prospects.

The Company’s non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. These non-GAAP financial measures do not reflect all items of income and expenses that affect the Company’s operations and do not represent the residual cash flow available for discretionary expenditures. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. The Company encourages you to review the Company’s financial information in its entirety and not rely on a single financial measure.

For more information on the non-GAAP financial measures, please see the table captioned “Reconciliation of Non-GAAP Measures to the Most Directly Comparable GAAP Measures” set forth at the end of this press release.

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Safe Harbor Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the business outlook and quotations from management in this announcement, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies; its future business development, results of operations and financial condition; its ability to understand buyer needs and provide products and services to attract and retain buyers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to rely on merchants and third-party logistics service providers to provide delivery services to buyers; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with merchants; trends and competition in the e-commerce markets globally and in the countries or regions where the Company has operations; changes in its revenues and certain cost or expense items; the expected growth of e-commerce markets globally and in the countries or regions where the Company has operations; developments in the relevant governmental policies and regulations relating to the Company’s industry; and general economic and business conditions globally and in the countries or regions where the Company has operations; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

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About PDD Holdings

PDD Holdings is a multinational commerce group that owns and operates a portfolio of businesses. PDD Holdings aims to bring more businesses and people into the digital economy so that local communities and small businesses can benefit from the increased productivity and new opportunities.

For investor and media inquiries, please contact:

investor@pddholdings.com

media@pddholdings.com

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PDD HOLDINGS INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”))

	As of
	December 31, 2023	September 30, 2024
	RMB	RMB	US$
		(Unaudited)	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	59,794,469	65,295,431	9,304,524
Restricted cash	61,985,436	60,393,064	8,605,943
Receivables from online payment platforms	3,914,117	4,633,683	660,295
Short-term investments	157,415,365	243,166,321	34,650,924
Amounts due from related parties	7,428,070	9,288,981	1,323,669
Prepayments and other current assets	4,213,015	4,053,807	577,662
Total current assets	294,750,472	386,831,287	55,123,017

Non-current assets
Property, equipment and software, net	979,597	875,513	124,760
Intangible assets	21,148	20,088	2,863
Right-of-use assets	4,104,889	4,820,181	686,870
Deferred tax assets	270,738	272,699	38,859
Other non-current assets	47,951,276	73,974,101	10,541,225
Total non-current assets	53,327,648	79,962,582	11,394,577

Total Assets	348,078,120	466,793,869	66,517,594

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PDD HOLDINGS INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”))

	As of
	December 31, 2023	September 30, 2024
	RMB	RMB	US$
		(Unaudited)	(Unaudited)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Amounts due to related parties	1,238,776	1,075,858	153,309
Customer advances and deferred revenues	2,144,610	2,951,591	420,598
Payable to merchants	74,997,252	82,780,215	11,796,086
Accrued expenses and other liabilities	55,351,399	74,404,296	10,602,527
Merchant deposits	16,878,746	16,769,864	2,389,687
Convertible bonds, current portion	648,570	-	-
Lease liabilities	1,641,548	2,015,098	287,149
Total current liabilities	152,900,901	179,996,922	25,649,356

Non-current liabilities
Convertible bonds	5,231,523	5,175,904	737,560
Lease liabilities	2,644,260	3,045,829	434,027
Deferred tax liabilities	59,829	70,294	10,017
Total non-current liabilities	7,935,612	8,292,027	1,181,604

Total Liabilities	160,836,513	188,288,949	26,830,960

Shareholders’ equity
Ordinary shares	177	179	26
Additional paid-in capital	107,293,091	115,424,865	16,447,912
Statutory reserves	105,982	105,982	15,102
Accumulated other comprehensive income	4,723,760	2,867,422	408,604
Retained earnings	75,118,597	160,106,472	22,814,990
Total Shareholders’ Equity	187,241,607	278,504,920	39,686,634

Total Liabilities and Shareholders’ Equity	348,078,120	466,793,869	66,517,594

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PDD HOLDINGS INC.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Amounts in thousands of RMB and US$)

	For the three months ended September 30,			For the nine months ended September 30,
	2023	2024		2023	2024
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues	68,840,371	99,354,401	14,157,889	158,758,169	283,225,991	40,359,381
Costs of revenues	(26,830,233)	(39,709,214)	(5,658,518)	(56,645,305)	(106,101,998)	(15,119,414)

Sales and marketing expenses	(21,748,449)	(30,483,800)	(4,343,907)	(55,550,346)	(79,943,592)	(11,391,871)
General and administrative expenses	(758,345)	(1,805,576)	(257,293)	(2,170,780)	(5,467,571)	(779,123)
Research and development expenses	(2,847,323)	(3,063,353)	(436,524)	(8,087,944)	(8,882,183)	(1,265,701)
Total operating expenses	(25,354,117)	(35,352,729)	(5,037,724)	(65,809,070)	(94,293,346)	(13,436,695)

Operating profit	16,656,021	24,292,458	3,461,647	36,303,794	82,830,647	11,803,272

Interest and investment income, net	2,127,356	5,416,080	771,785	5,878,696	15,320,261	2,183,120
Interest expenses	(12,208)	-	-	(35,832)	-	-
Foreign exchange gain/(loss)	94,860	(547,343)	(77,996)	234,540	(272,660)	(38,854)
Other income, net	290,384	18,606	2,651	2,624,375	2,393,112	341,016

Profit before income tax and share of results of equity investees	19,156,413	29,179,801	4,158,087	45,005,573	100,271,360	14,288,554
Share of results of equity investees	(105,811)	2,513	358	10,359	(99,500)	(14,179)
Income tax expenses	(3,513,480)	(4,201,620)	(598,726)	(8,269,697)	(15,183,985)	(2,163,701)

Net income	15,537,122	24,980,694	3,559,719	36,746,235	84,987,875	12,110,674

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PDD HOLDINGS INC.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Amounts in thousands of RMB and US$, except for per share data)

	For the three months ended September 30,			For the nine months ended September 30,
	2023	2024		2023	2024
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net income	15,537,122	24,980,694	3,559,719	36,746,235	84,987,875	12,110,674
Net income attributable to ordinary shareholders	15,537,122	24,980,694	3,559,719	36,746,235	84,987,875	12,110,674

Earnings per ordinary share:
-Basic	2.84	4.51	0.64	6.81	15.37	2.19
-Diluted	2.65	4.23	0.60	6.28	14.37	2.05

Earnings per ADS (4 ordinary shares equals 1 ADS):
-Basic	11.38	18.02	2.57	27.24	61.48	8.76
-Diluted	10.60	16.91	2.41	25.13	57.49	8.19

Weighted-average number of outstanding ordinary shares (in thousands):
-Basic	5,462,542	5,543,633	5,543,633	5,395,211	5,529,090	5,529,090
-Diluted	5,865,102	5,909,793	5,909,793	5,853,748	5,913,666	5,913,666

PDD HOLDINGS INC.

NOTES TO FINANCIAL INFORMATION

(Amounts in thousands of RMB and US$)

	For the three months ended September 30,			For the nine months ended September 30,
	2023	2024		2023	2024
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues
- Online marketing services and others	39,687,678	49,351,022	7,032,465	104,864,935	140,923,131	20,081,386
- Transaction services	29,152,693	50,003,379	7,125,424	53,893,234	142,302,860	20,277,995
Total	68,840,371	99,354,401	14,157,889	158,758,169	283,225,991	40,359,381

PDD HOLDINGS INC.

NOTES TO FINANCIAL INFORMATION

(Amounts in thousands of RMB and US$)

	For the three months ended September 30,			For the nine months ended September 30,
	2023	2024		2023	2024
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Share-based compensation expenses included in:
Costs of revenues	20,422	44,725	6,373	86,066	99,945	14,242
Sales and marketing expenses	464,950	650,106	92,639	1,943,049	1,960,478	279,366
General and administrative expenses	355,053	1,158,615	165,102	1,058,914	3,655,344	520,882
Research and development expenses	629,394	624,559	88,999	1,805,821	1,763,542	251,303
Total	1,469,819	2,478,005	353,113	4,893,850	7,479,309	1,065,793

PDD HOLDINGS INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of RMB and US$)

	For the three months ended September 30,			For the nine months ended September 30,
	2023	2024		2023	2024
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net cash generated from operating activities	32,537,857	27,522,313	3,921,898	57,271,860	92,382,132	13,164,348
Net cash used in investing activities	(4,820,500)	(16,898,558)	(2,408,025)	(38,960,607)	(87,810,779)	(12,512,936)
Net cash generated from financing activities	385	132	19	7,671	890	127
Effect of exchange rate changes on cash, cash equivalents and restricted cash	201,058	(1,052,321)	(149,955)	733,918	(663,653)	(94,570)

Increase in cash, cash equivalents and restricted cash	27,918,800	9,571,566	1,363,937	19,052,842	3,908,590	556,969
Cash, cash equivalents and restricted cash at beginning of period	83,434,459	116,116,929	16,546,530	92,300,417	121,779,905	17,353,498
Cash, cash equivalents and restricted cash at end of period	111,353,259	125,688,495	17,910,467	111,353,259	125,688,495	17,910,467

PDD HOLDINGS INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST DIRECTLY COMPARABLE GAAP MEASURES

(Amounts in thousands of RMB and US$, except for per share data)

	For the three months ended September 30,			For the nine months ended September 30,
	2023	2024		2023	2024
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Operating profit	16,656,021	24,292,458	3,461,647	36,303,794	82,830,647	11,803,272
Add: Share-based compensation expenses	1,469,819	2,478,005	353,113	4,893,850	7,479,309	1,065,793
Non-GAAP operating profit	18,125,840	26,770,463	3,814,760	41,197,644	90,309,956	12,869,065

Net income attributable to ordinary shareholders	15,537,122	24,980,694	3,559,719	36,746,235	84,987,875	12,110,674
Add: Share-based compensation expenses	1,469,819	2,478,005	353,113	4,893,850	7,479,309	1,065,793
Add: Interest expenses related to convertible bonds’ amortization to face value	12,208	-	-	35,832	-	-
Add: Loss from fair value change of certain investments	7,935	2	-	746,915	25,456	3,627
Non-GAAP net income attributable to ordinary shareholders	17,027,084	27,458,701	3,912,832	42,422,832	92,492,640	13,180,094

Non-GAAP diluted weighted-average number of ordinary shares outstanding (in thousands)	5,865,102	5,909,793	5,909,793	5,853,748	5,913,666	5,913,666

Diluted earnings per ordinary share	2.65	4.23	0.60	6.28	14.37	2.05
Add: Non-GAAP adjustments to earnings per ordinary share	0.25	0.42	0.06	0.97	1.27	0.18

Non-GAAP diluted earnings per ordinary share	2.90	4.65	0.66	7.25	15.64	2.23
Non-GAAP diluted earnings per ADS	11.61	18.59	2.65	28.99	62.56	8.92